Mail Stop 4561
      August 3, 2006

Ray Thousand
Chief Executive Officer and President
United Pan Am Financial Corp.
3990 Westerly Place
Newport Beach, California  92660

      Re:  	United Pan Am Financial Corp.
		Form 10-K for Fiscal Year Ended December 31, 2005
Form 10-Q for Fiscal Quarter Ended March 31, 2006
File No. 000-24051

Dear Mr. Thousand:

   We have reviewed your response letter dated June 30, 2006 and have the following comments. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2005

Consolidated Financial Statements

Note 3 - Discontinued Operations, page F-9

1. We note your response to comment 1 of our letter dated June 20, 2006. You state that the company does not hold loans related to its prior banking operations as the loans relate to the auto finance segment. In your response to comment 2 you state that the normal net operating costs and interest expense on deposits were not reclassified as discontinued operations since the bank operations were viewed as merely a funding source for UACC. Your basis supporting your conclusion that your banking operations, which included deposits, are discontinued operations appears contradictory to and inconsistent with your basis supporting your conclusion that interest expense and net operating costs related to deposits should not be included in your discontinued operations. Please provide us with a comprehensive reconciliation of your responses to our comment
1 and 2 of our letter dated June 20, 2006.

2. We note your response to comment 2 of our letter dated June 20, 2006. Please tell us how you previously classified interest expense and net operating costs related to deposits funding your auto finance loans for segment reporting purposes. Tell us the nature of the items to which interest expense relates for your Investment segment for 2005.

Note 4 - Summary of Significant Accounting Policies, page F-10

3. We note your response to comment 6 of our letter dated June 20, 2006. Your disclosure on page 6 may imply to a reader that there are additional risks of loss related to uninsured vehicles that are not clearly included in your allowance for loan loss methodology. In future filings please disclose how your loan pools and loss statistics used for determining your allowance for loan losses incorporates the existence of loans related to uninsured vehicles for which you may incur losses because you do not "force place" insurance. As appropriate, compare and contrast losses incurred on loans related to insured vehicles to losses that may be incurred on uninsured vehicles. Please provide us with your proposed future disclosure.


* * *

   Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

     Please contact Nancy Maloney, Staff Accountant, at (202) 551-3427 or me at (202) 551-3449 if you have questions.

   								Sincerely,


      Joyce A. Sweeney
      Accounting Branch Chief


Ray Thousand
United Pan Am Financial Corp.
August 3, 2006
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